# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEPTON, INC., CIK 0001498233
CUSIP: 15673X200
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 399 WEST TRIMBLE ROAD, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0001193125-22-046712
Filed by CIK 0001890849
Persons authorized to receive notices and communications: Satoshi Kabashima, Sumitomo Fudosan Osaki Twin Bldg. East, 5-1-18, Kitashinagawa, Shinagawa-ku, Tokyo, Japan (M0), 141-0001, 408-459-7579

## Reporting persons
- KOITO MANUFACTURING CO., LTD. (CIK 0001890849): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 8,450,640; sole dispositive power 0; shared dispositive power 8,450,640; aggregate amount beneficially owned 8,450,640 (100% of the class)
- Project Camaro Holdings, LLC (CIK 0002046585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,450,640; sole dispositive power 0; shared dispositive power 8,450,640; aggregate amount beneficially owned 8,450,640 (100% of the class)
  Comment: Rows (8), (10) and (11) for each Reporting Person are based on the sum of (i) 4,246,729 shares of Common Stock issued and outstanding as of the Effective Time (as defined in Item 4 below) and (ii) 4,203,911 shares of Common Stock into which the 100,000 shares of Series A Preferred Stock (as defined in Item 4 below) are convertible (taking into account dividends accrued but unpaid as of January 7, 2025)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: CEPTON, INC.
Address of issuer's principal executive offices: 399 WEST TRIMBLE ROAD, SAN JOSE, California (CA), 95131
Comment: This statement, being filed on behalf of KOITO MANUFACTURING CO., LTD. ("Koito") and Project Camaro Holdings, LLC, a Delaware limited liability company and direct controlled subsidiary of Koito ("Holdco"), constitutes Amendment Number 9 to the Schedule 13D (this "Statement") relating to shares of common stock, par value $0.00001 per share ("Common Stock"), of Cepton, Inc., a Delaware corporation, whose principal executive offices are located at 399 West Trimble Road, San Jose, California 95131, and whose designated business telephone number is (408) 459-7579 (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 18, 2022 (the "Initial Statement") to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable. Koito and Holdco are collectively referred to in this Statement as the "Reporting Persons," but references to "Reporting Person" in the Initial Statement and prior amendments to the Initial Statement refer to Koito only.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended by replacing the second paragraph of Item 2 with the following two paragraphs:

Holdco was formed on July 22, 2024 solely for the purpose of facilitating the rollover pursuant to the Rollover Agreement in connection with the Merger, and has conducted no business activities other than those related to the transactions described herein. The business address of Holdco is Sumitomo Fudosan Osaki Twin Bldg. East, 5-1-18, Kitashinagawa, Shinagawa-ku, Tokyo 141-0001, Japan. Holdco is a direct controlled subsidiary of Koito. Koito is the sole managing member of Holdco. Holdco does not presently have any directors or officers.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by adding the following paragraphs:

On January 7, 2025, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Holdco. As a result of the Merger, each share of Common Stock issued and outstanding immediately before the Effective Time (other than (a) shares of Common Stock held by any subsidiary of the Issuer immediately prior to the Effective Time; (b) shares of Common Stock held by Koito or any of its subsidiaries or owned by the Issuer as treasury stock, in each case, immediately prior to the Effective Time; and (c) shares of Common Stock that were issued and outstanding immediately prior to the Effective Time and for which the holder thereof was entitled to demand and properly demanded the appraisal of such shares in accordance with, and complied in all respects with, Section 262 of the General Corporation Law of the State of Delaware) was converted automatically into the right to receive $3.17 per share and canceled, and each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one (1) share of Common Stock. Pursuant to the Merger Agreement, the shares of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time remained outstanding and were not canceled.

Each of the Voting Support Agreements terminated in accordance with their terms upon receipt of the requisite stockholder approval at the stockholder meeting of the Issuer held on December 20, 2024.

In addition, pursuant to the Rollover Agreement, immediately prior to the Effective Time, the Rollover Participants contributed the Rollover Shares, and Koito contributed (i) 1,962,474 shares of Common Stock and (ii) 100,000 shares of Series A Preferred Stock, to Holdco.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Initial Statement are hereby amended and replaced with the following:

(a): The Reporting Persons beneficially own 8,450,640 shares of Common Stock in the aggregate (calculated as the sum of (i) 4,246,729 shares of Common Stock issued and outstanding as of the Effective Time and (ii) 4,203,911 shares of Common Stock into which the 100,000 shares of Series A Preferred Stock are convertible (taking into account dividends accrued but unpaid as of January 7, 2025)), representing 100% of the shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: (b): The Reporting Persons have the shared power to vote and dispose of the securities of the Issuer beneficially owned by them.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Initial Statement is hereby amended by incorporating by reference in its entirety the information set forth in Item 4 above.

## Signatures
- KOITO MANUFACTURING CO., LTD.: /s/ Takahito Otake, Takahito Otake, Senior Managing Corporate Officer (01/07/2025)
- Project Camaro Holdings, LLC: /s/ Hideharu Konagaya, Hideharu Konagaya, Executive Vice President (01/07/2025)